EXHIBIT 3.2

CERTIFICATE OF FORMATION

OF

AIRTEX PRODUCTS, LLC

     This Certificate of Formation of Airtex Products, LLC, dated as of May 22, 2003, has been duly executed and is being filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

     1.     The name of the limited liability company is Airtex Products, LLC.

     2.     The address of its registered office in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Airtex Products, LLC this 22nd day of May. 2003.

By:	/s/ A. Donald Depore III . Name: A. Donald Depore III Title: Authorized Person